Exhibit 99.1

TERMS AND CONDITIONS

of the

INTERXION HOLDING N.V.

2013 INTERNATIONAL

EQUITY BASED INCENTIVE PLAN

May 2013

I.	PREAMBLE

(A)	For the purposes of attracting and, retaining certain Employees (as defined hereafter), Advisors (as defined hereafter) and Board Members (as defined hereafter) and in order to encourage and reward them for their contributions to the future performance of the Company (as defined hereafter) and its Group Companies (as defined hereafter), and for the purposes of aligning their interests with the interests of the Company’s shareholders, the Company wishes to operate this incentive scheme whereby certain stock options and Restricted Shares (as defined hereafter) may be awarded to Participants (as defined hereafter) from time to time under the terms and conditions of this Plan.

(B)	Participants to this Plan will not be entitled to any awards unless they have entered into an Award Agreement (as defined hereafter) with the Company in accordance with the provisions of this Plan.

(C)	This Plan has been adopted by the Board (as defined below) on 24 May 2013 pursuant to a recommendation by the Compensation Committee (as defined below).

II.	GENERAL

1	Definitions

In the preamble and this Plan, the following definitions will apply unless explicitly expressed otherwise. Where the context so requires and admits, singular expressions shall include the plural and vice versa, and all references to the masculine gender shall include the feminine and vice versa. The headings in this Plan do not affect its interpretation.

Advisor:	any individual that enters into an agreement to advise, support or otherwise provide consultancy services to the Company or any one of the Group Companies;

Award Agreement:	with respect to Options or Restricted Shares awarded to a Participant, the signed written agreement between the Participant and the Company, setting forth the number of Options or Restricted Shares awarded and the terms and conditions governing the Options or the Restricted Shares;

Award Date:	the date on which the Option or the Restricted Shares are awarded to the Participant as indicated in that Participant’s Award Agreement;

Board:	the board of directors of the Company (including the executive and non-executive directors) as constituted from time to time;

Board Member	A member of the Board or of the board of directors of a Group Company;

Cause:	in the context of termination of employment as an Employee, Advisor or as a member of the Board, (i)

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

committing any felony under applicable criminal law, or (ii) a breach of any material fiduciary duty or act of dishonesty, fraudulent misrepresentation or moral turpitude which violation, breach or act has or may reasonably be expected to have a material detrimental impact on the business of the Company or any Group Company, or prevents or materially impairs or may reasonably be expected to prevent or materially impair the Participant’s effective performance of his duties for the Company or any Group Company;

CEO:	the Chief Executive Officer of the Company;

Common Stock:	ordinary shares in the capital of the Company with a nominal value of €0.10 (ten Eurocents) each, or other nominal value as specified in the Company’s Articles from time to time;

Company:	InterXion Holding N. V., a public company (naamloze vennootschap) incorporated under the laws of the Netherlands, currently having its registered seat at Amsterdam, the Netherlands, and its registered office at Tupolevlaan 24, 1119 NX Schiphol-Rijk, the Netherlands, or any successor corporation;

Company’s Articles:	the articles of association of the Company as amended from time to time;

Compensation Committee:	the committee as constituted from time to time by the Board that, amongst others, executes certain responsibilities of the Board relating to the review and approval of the Company’s long term incentive plans and awards;

Employee:	any individual who is employed by the Company or a Group Company including “at-will” employees;

Exercise Date:	the date on which the CEO, or any other recipient designated by the CEO, receives written notification from the relevant Participant that the Participant wishes to exercise all or part of his Options;

Exercise Period:	the period in which a Participant can exercise the Option, the beginning and end dates of such period being specified in the Participant’s Award Agreement;

Exercise Price:	the price per Share at which an Option may be exercised as indicated in each Award Agreement;

Fair Market Value:	the fair market value of a Share shall be equal to the closing price (slotkoers) of a Share on the date the fair market value is to be determined, which will be converted into Euros against the noon buying rate in effect on that same date;

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

Group:	the Company together with companies in which the Company directly or indirectly owns at least fifty per cent. of the shares or other capital interest or which is controlled by the Company, a company that itself directly or indirectly owns at least fifty per cent. of the shares of the Company, or any other company as resolved by the Board;

Group Company:	a company which forms part of the Group;

Option:	any option that is awarded to a Participant pursuant to this Plan to purchase and acquire one Share;

awarded

Non-Executive Director:	A person appointed by the Company’s general meeting of shareholders as non-executive director of the Board

Participant:	an Employee, an Advisor or a Board Member, to whom one or more Options or Restricted Shares have been awarded under this Plan;

Plan:	this InterXion Holding N.V. 2013 international equity based incentive plan as amended from time to time;

Purchase Amount:	at any specified time, the Exercise Price pursuant to an Option to purchase one Share, multiplied by the number of Shares at any point acquired by a Participant pursuant to the relevant Award Agreement being exercised in accordance with the provisions specified therein;

Restricted Share:	Any right awarded to a Participant to receive a Share at the Vesting Date where such right is conditional upon a continued relationship between the Participant and the Company or the Group Company pursuant to contract or corporate law;

Share:	one share of Common Stock;

Shareholder:	the holder of legal title to Common Stock;

Total and Permanent Disability:	the mental or physical disability, whether occupational or non-occupational in cause, which satisfies such definition in: (i) any insurance policy or plan provided to the Participant by the Company or by a Group Company; or alternatively (ii) the applicable national legislation (including relevant tax legislation, as stipulated in any Award Agreement) pertaining to persons with disability.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

III.	AWARD AND EXERCISE

2	Terms and conditions

The Company wishes to award Options to Employees. Advisors and Board Members who are executive directors, and Options and/or Restricted Shares to Non-Executive Directors subject to the terms and conditions set forth in this Plan and in the relevant Award Agreement to be entered into with each Participant.

3	Effective Date

This Plan is adopted by the Board on 24 May 2013 and is effective from that date.

4	Powers of and Interpretation by the CEO

4.1	Powers

On behalf of the Company and subject to approval of the Compensation Committee, the CEO shall have the right and the authority at his own discretion to:

4.1.1	insofar as it is required in order to ensure continued compliance with statutory and/or regulatory requirements prescribe, amend and rescind the rules and regulations of or relating to this Plan unless, with respect to any Options or Restricted Shares previously awarded to a Participant and without obtaining such Participant’s consent, such action would adversely materially affect the rights or position of the relevant Participant;

4.1.2	construe and interpret this Plan, any relevant Award Agreement and any other agreement or document executed pursuant to this Plan;

4.1.3	authorise any person to execute, on behalf of the Company, any instrument required to effect the award of any Options or Restricted Shares pursuant to this Plan;

4.1.4	make such determinations as are deemed necessary or desirable for the proper administration of this Plan; and

4.1.5	exercise any other powers and authority delegated to him by the Compensation Committee.

4.2	Interpretation

Subject to compliance with Article 4.1, the CEO’s interpretation and construction of any provision of this Plan or of any Option or Restricted Shares awarded under this Plan or of any Award Agreement shall be final and binding on all persons claiming an interest in any Option or Restricted Share awarded under this Plan. The CEO shall not be liable for any action or determination made in good faith with respect to this Plan.

5	Participation

5.1	Subject to applicable securities law, Employees, Advisors, and Board Members are eligible to become Participants of this Plan. The CEO will, from time to time, make one or more proposals to the Compensation Committee for the award of Options or Restricted Shares to prospective Participants. No Options or Restricted Shares shall be awarded without the approval of the Compensation Committee.

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5.2	Awards may be made to Employees from the date on which their employment commences with the Company or a Group Company, to Advisors from the date on which their consultancy assignment with the Company or a Group Company commence, and to Board Members from the date their term as a Board Member commences.

6	Shares subject to the Plan

6.1	The Options to be awarded under this Plan shall be awarded for Shares.

6.2	The total number of Shares in regard to which Options or Restricted Shares may be awarded pursuant to this Plan is 5,273,371 Shares.

7	Terms and Conditions

7.1	Power to award Options and/or Restricted Shares

Subject to Article 5, and in relation to awards to Non-Executive Directors subject to approval from the general meeting of shareholders of the Company:

•	Options may be awarded to Employees, Advisors and Board Members by the CEO, with the prior approval of the Compensation Committee;

•	Restricted Shares may be awarded to Non-Executive Directors by the CEO, with the prior approval of the Compensation Committee;

7.2	Award Agreements

Each Option or Restricted Share shall be evidenced by an Award Agreement to be entered into between:

a.	the relevant Employee and the Company, setting forth the terms and conditions pertaining to the Options awarded. Such Award Agreements shall be compliant with the tax regime in the country in which the relevant Employee is employed by the Company or a Group Company;

b.	the relevant Advisor or Board Member, setting forth the terms and conditions pertaining to the Options awarded. Such Award Agreements shall be compliant with the tax regime in the country in which the relevant Advisor or Board Member reside; or

c.	the relevant Non-Executive Director, setting forth the terms and conditions pertaining to the Restricted Shares awarded. Such Award Agreements shall be compliant with the tax regime in the country in which the relevant non-Executive Director reside and shall in both cases, together and concurrently with this Plan set out the rights and obligations pertaining to the Options or the Restricted Shares subject to local legal and regulatory requirements.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

7.3	Exercisability of Options

Unless specified otherwise in each relevant Award Agreement, the Options shall be capable of being exercised in whole or in part in accordance with the following vesting schedule:

Percentage of the Option:	will become exercisable on:

25%	the first year anniversary of the Award Date;

6.25%	the last day of each three month period following the first year anniversary of the Award Date and ending on the fourth year anniversary of the Award Date.

Deviations from the above vesting schedule are allowed to be made by the CEO only and will be subject to the prior approval of the Compensation Committee.

7.4	Term and expiration of Options

Unless provided otherwise in each relevant Award Agreement, the Options awarded to a Participant shall immediately expire upon the occurrence of any of the following events:

7.4.1	the eighth year anniversary of the Award Date;

7.4.2	termination of the Participant’s employment for Cause, in which event the provisions of Article 7.9 shall apply;

7.4.3	occurrence of any of the events set out in Article 8.2.

7.4.4	(as further detailed in article 7.9) all unvested options shall expire upon the Participant no longer being an Employee, Advisor, or Board Member.

7.5	Exercise of Options

A Participant may exercise his Options on the terms set out in the relevant Award Agreement by delivering an unconditional notice to the Company in accordance with the provisions of the Award Agreement. A Participant shall be entitled to exercise his Options subject to compliance with the tax and social security withholding requirements imposed by the Company and/or the relevant Group Company pursuant to Article 11. The Options are exercised on the first day the Shares traded following receipt by the Company of the unconditional notification. If the Participant has requested the Company to sell the Shares, the Participant agrees that the Company will sell such Shares “at best price” for the risk and account of the Participant.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

7.6	Exercisability of Restricted Shares

Unless specified otherwise in each relevant Award Agreement, all of the Restricted Shares shall vest on the first anniversary of the Award Date, but will be non-exercisable for a period that ends on the earlier of:

•	The date the Participant ceases to be a Non-Executive Director; or

•	The third anniversary of the Award Date.

7.7	Non-transferability

Each Option and Restricted Share awarded to a Participant is strictly personal and shall, during the lifetime of the Participant, be exercisable only by the Participant and shall not be assignable nor transferable. In the event of the Participant’s death, the Options and Restricted Shares held by a Participant shall be transferable to the Participant’s beneficiaries only by last will and testament or by the applicable laws of descent and distribution. Any other assignment or transfer shall be deemed to be null and void and Options and Restricted Shares allegedly so assigned or transferred shall lapse with immediate effect.

7.8	Death of Participant / Total and Permanent Disability of Participant

If a Participant, dies or ceases to be an Employee, Advisor or Board Member as a consequence of Total and Permanent Disability, any Option and Restricted Share awarded to such Participant which is vested at the day the Participant dies or ceases to be an Employee, Advisor or Board Member and any Option and Restricted Share awarded to such Participant that would have vested during the twelve months following the day the Participant died or ceased to be an Employee, Advisor or Board Member, may be exercised at any time thereafter during the eighteen months following the day the Participant died or ceased to be an Employee, Advisor or Board Member by the Participant’s beneficiaries or the Participant respectively, unless the Award Agreement provides otherwise.

7.9	Termination for Cause

If a Participant ceases to be an Employee, Advisor or Board Member for Cause, all Options and Restricted Shares held by him whether vested or non-vested, exercised or not, will be immediately cancelled.

If such Participant has exercised (part of) his Options within two months prior to the date on which the notice of termination was made by the Company or the relevant Group Company, the relevant Participant shall be required to repay to the Company an amount equal to the difference between: (i) the amount received upon selling the Shares (which were acquired by exercising the relevant Options); and (ii) the Purchase Price initially paid upon exercising the Options, unless the Compensation Committee, in its absolute discretion, decides otherwise. The amount to be repaid shall not be reduced by any taxes due by the Participant in respect of the Options that are exercised.

If such Participant has sold (part of) his Restricted Shares within two months prior to the date on which the notice of termination was made by the Company or the relevant Group Company, the relevant Participant shall be required to repay to the Company the amount received upon selling the Restricted Shares unless the Compensation Committee, in its absolute discretion, decides otherwise. The amount to be repaid shall not be reduced by any taxes due by the Participant in respect of the Restricted Shares that are exercised.

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7.10	Other termination events

7.10.1	If the Participant ceases to be an Employee, Advisor or Board Member respectively for reasons other than Cause, all Options and Restricted Shares of a Participant that have vested on or prior to the date of termination can be exercised for a period of ninety days following the date of termination.

7.10.2	All Options and Restricted Shares of Participants that have not vested on or prior to the date of termination shall lapse on the date on which the Participant ceases to be an Employee, Advisor or Board Member, unless decided otherwise by the Compensation Committee. For the purposes of this Article 7.10, a Participant shall continue to be considered an Employee, Advisor or Board Member if he is on military leave, sick leave or other bona fide leave of absence.

7.11	Rights as a holder of Shares

A Participant shall have no rights as a holder of Shares until the date on which such Shares shall have been issued to the Participant. No adjustments and exceptions shall be made in connection with dividends (ordinary or extra-ordinary or whether in currency, securities, or other property), distributions or other rights accruing to holders of Shares prior to the date on which the relevant Shares have been acquired by the relevant Participant.

7.12	Other Provisions

Each Award Agreement shall contain such other provisions as are deemed desirable by the CEO provided that any provisions which deviate from this Plan shall require the prior approval of the Compensation Committee, including but not limited to:

7.12.1	restrictions on the exercise of Options;

7.12.2	restrictions on continued ownership of (Restricted) Shares following termination of employment;

7.12.3	submission by the Participant of such forms and documents as the Company may reasonably require; and/or

7.12.4	procedures to facilitate payment of the Exercise Price of Options under any method permitted pursuant to Article 10 and the payment of withholding taxes and social security charges in accordance with Article 11.

8	Corporate Reorganisation

8.1	Recapitalisation

Notwithstanding any other provision of this Plan (but subject to the prior written approval of the Compensation Committee and any other shareholder approval required pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation), the CEO shall be allowed (but for the avoidance of doubt, not obliged) to make adjustments to the class and number of (Restricted) Shares to which this Plan applies, to the number of Shares to which each Option may entitle a Participant, to the Exercise Price of Options and/or any other aspect of this Plan in each case to prevent dilution or appreciation of the

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

rights of Participants in connection with any increase or reduction of (Restricted) Shares which were issued without the Company receiving adequate consideration in exchange, such as (but not limited to) the payment of a Common Stock dividend, a stock split, a reverse stock split, a re-capitalisation, a combination, or reclassification or any other similar event. Upon any such adjustments being made, fractions of a Share shall not be issued but shall either be paid to the Participant in cash at Fair Market Value or shall be rounded down or up to the nearest Share. In any event, the Exercise Price of each Option shall not be reduced below the nominal value of Shares but may be decreased or increased in proportion to any adjustment made as aforesaid.

8.2	Dissolution, liquidation, sale of assets, merger, split change in control, share-for-share exchange

Notwithstanding any other provision of this Plan (but subject to the prior written approval of the Compensation Committee and any other approval required pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation), upon the Company’s dissolution, liquidation, sale of all or substantially all of its assets, merger, split, consolidation, the occurrence of a similar event relating to the Company or in the event of a change of control or share-for-share exchange, the CEO shall have the power to do either of, or any combination of, the following:

8.2.1	cancel on a cash-out basis any or all of the outstanding Options (whether vested or not vested) immediately prior to such event, provided that, if the value of the consideration (including cash) received by holders of Shares in connection with such event (the “Consideration”) is higher than the Exercise Price, this will be done against payment to the Participants of an amount in cash for each cancelled Option equal to the difference between the Consideration and the Exercise Price of such Options;

8.2.2	cancel on a cash-out basis any or all of the outstanding Restricted Shares immediately prior to such event, provided that, this will be done against payment to the Participants of an amount in cash for each cancelled Restricted Share equal to the Consideration; and/or

8.2.3	exchange on a roll-over basis any or all of the outstanding Options and Restricted Shares (vested or not vested) immediately prior to such event for new options, whereby (i) the exercise price of which and/or the number of Shares to which such new options will entitle the Participants thereof is based on an equitable adjustment of the outstanding Options and Restricted Shares they are replacing such that the value of the Options and Restricted Shares immediately prior to the exchange is preserved and (ii) having terms and conditions that are no less favourable to the Participant than the outstanding Options and Restricted Shares they are replacing.

8.3	Limitation on rights of Participants

Except as expressly provided in this Article 8, no Participant shall be afforded any rights whatsoever by reason of any capital or corporate reorganisation of the Group.

8.4	No limitation on the rights of the Company

The award of one or more Options or Restricted Shares pursuant to this Plan shall not in any way affect the rights or power of the Company to effect any capital or corporate reorganisation.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

9	Amendment or Termination of this Plan

Subject to the prior approval of the Compensation Committee and any other shareholder approval or approval from another corporate body or other requirement pursuant to the Company’s Articles, agreements binding on the Company and applicable legislation, the CEO may revise, amend, suspend or terminate this Plan in whole or in part including, without limitation, the adoption of any amendment deemed necessary or desirable to have the Options or the Restricted Shares comply with and be aligned to the rules and regulations imposed on the Company by a recognised stock exchange and to correct any inconsistency, defect or omission in the Plan or in any Option or Restricted Share awarded pursuant to this Plan.

10	Payment of the Purchase Price

10.1	All cash payments due for Shares acquired pursuant to this Plan shall be made by bank transfer and shall be made in Euros, net of any transfer fees.

11	Tax and Social Security

11.1	Party responsible for payment

All applicable personal tax and social security levies due in respect of this Plan, as well as legal and professional fees incurred by the Participant upon and in relation to the vesting and/or exercise of an Option or the vesting and/or sale of a Restricted Share, shall be borne by the Participant.

11.2	Withholding of equivalent tax amount

Upon Options being awarded or exercised and/or (Restricted) Shares being issued or sold to a third party, the Company and/or the relevant Group Company may require the Participant (prior to the Options being awarded and/or (Restricted) Shares being issued or sold) to remit to the Company and/or the Group Company an amount sufficient to satisfy all withholding tax and social security charges due in connection with such award or exercise of Options and/or issuance and sale of (Restricted) Shares.

11.3	Party bearing risk for legislative change

If further tax and/or social security levies become payable after the Options or the Restricted Shares have been awarded as a result of changes in tax and/or social security legislation, the costs and risks arising out of such changes shall be borne by each relevant Participant.

12	Rights as an Employee

12.1	No employment agreement

This Plan does not form part of the employment agreement entered into with each of the Employees and the Company or the relevant Group Company and does not entitle the relevant Participants in any way to become or remain employed by the Company or such relevant Group Company.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

12.2	Continuation of employment agreement

The Options and Restricted Shares awarded do not in any way entitle the relevant Participants to become or remain employed by the Company or the relevant Group Company.

12.3	Employment Benefits

The rights accruing to the Participants pursuant to this Plan shall not be taken into account for the purpose of determining the Participant’s contribution or entitlement to benefits under any pension arrangement or for the purpose of determining any compensation that may be due to a Participant upon termination of his employment or otherwise.

12.4	Termination of employment agreement

12.4.1	Upon termination of employment, the Participant shall not be entitled to any compensation or damages including damages in connection with unfair dismissal, any other form of breach of contract or any claim for compensation for the loss of employment insofar as such compensation or damages arise or may arise from the Participant ceasing to have rights under, or ceasing to be entitled to exercise any Option or Restricted Share under, this Plan as a result of such termination.

12.4.2	This Plan shall not at any time affect the rights of the Company or a relevant Group Company to terminate such Participant’s status as an Employee (whether for Cause or not).

12.5	Other plan participation

Options or Restricted Shares already awarded pursuant to this Plan shall not entitle or preclude the Participant from being awarded further Options or Restricted Shares pursuant to this Plan or from participating in any other incentive plan operated by the Company or the Group.

13	Rights as an Advisor or a Board Member

This Plan shall not be construed to give any Advisor or Board Member participating pursuant to this Plan the right to continue to be an Advisor or a Board Member respectively.

14	Notices

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Plan and each relevant Award Agreement must be in writing, in English and will be deemed to have been delivered:

14.1.1	upon receipt, when delivered personally;

14.1.2	upon receipt, when sent by facsimile, provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party; or

14.1.3	five business days after deposit with an internationally recognised delivery service, in each case properly addressed to the party to receive the same at the addresses and facsimile numbers set out in each relevant Option Agreement or such other addresses as communicated in the manner set out above to the other party from time to time.

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15	Conflict with Award Agreements

In case of a conflict between the provisions of an Award Agreement and this Plan, the provisions of the Option Agreement shall prevail. Any conflicting or inconsistent term of this Plan shall be interpreted and implemented by the CEO in a manner consistent with the Award Agreement.

16	Insider Trading

16.1	The rules adopted by the Company with respect to insider trading may limit the possibility to award Options or Restricted Shares, exercise Options, dispose of (Restricted) Shares and other possible transactions with securities. The rules, which may be amended from time to time, as they apply on the date this Plan is handed to you, are set out in Annex I to this Plan. Prior to any exercise of Options or (consequent) sale of (Restricted) Shares you must ensure that you have reviewed the rules as they apply at that time.

16.2	The Group and the Participant will comply with applicable insider trading laws and regulations and the Annex referred to Article 16.1.

17	Governing Law and Jurisdiction

17.1	This Plan shall be governed by and shall be construed in accordance with the law of the Netherlands.

17.2	The Company, Group Companies and the Participants irrevocably submit, in respect of any suit, action or proceeding related to the interpretation or enforcement of this Plan, to the exclusive jurisdiction of the courts of Amsterdam.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

ANNEX I

Insider Trading Rules

InterXion Holding N.V.

Insider Trading Policy

1	General

Trading (as defined in Section 6 below) in Securities (as defined in Section 6 below) of InterXion Holding N.V. (the “Company”, “we” or “us”) by a person who is aware of Material Nonpublic Information (as defined in Section 6 below), or the disclosure of Material Nonpublic Information to others who then Trade in the Company’s Securities, is prohibited by United States federal and Dutch securities laws. Anyone violating these laws is subject to personal liability and could face criminal penalties. In light of the severity of the possible sanctions, both to Insiders (as defined in Section 6 below) individually and to the Company, we have established this Insider Trading Policy (the “Policy”).

Individuals who violate this Policy can be subjected to personal liability and to criminal penalties, as well as to disciplinary action, up to and including, termination of employment.

The Policy applies to all transactions in the Company’s Securities, whether or not issued by the Company. It also applies to all Insiders or potential Insiders of the Company.

The Policy is not intended to replace an individual’s responsibility to understand and comply with the applicable laws and regulations on insider trading. It is the responsibility of each individual to assess whether he or she falls within the scope of this Policy and to comply with this Policy and with the applicable laws and regulations on insider trading.

Individuals with specific questions regarding the Policy should contact the Compliance Officer (see Section 8 below).

2	Statement of Policy

2.1	No Insider may Trade in our Securities at any time when the Insider is in possession of Material Nonpublic Information relating to the Company.

2.2	No Insider may Trade in Securities of another company (including, without limitation, any company which we follow in the ordinary course of our business, any of our customers, vendors or suppliers and any other company with which we do business) at any time when the Insider is in possession of Material Nonpublic Information about that company which has been obtained by the Insider in the course of performing services on our behalf.

2.3	No Insider may make recommendations or express opinions on the basis of Material Nonpublic Information with regard to Trading in the Company’s Securities and the conpaniess referred to in section 2.2.

2.4	No Insider may directly or indirectly communicate Material Nonpublic Information to:

2.4.1	anyone outside the Company under any circumstances, or

2.4.2	anyone inside the Company other than on a need-to-know basis.

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2.5	No Insider (other than the CEO, the CFO and the Vice President of Investor Relations when addressing the general public) may comment on stock price movement or rumors concerning corporate developments that are of possible significance to the investing public.

2.6	No Insider may Trade in the Company’s Securities during any of the four Black-Out Periods (as defined in Section 6 below) that occur each year.

2.7	No Insider may Trade in the Company’s Securities at any time after termination of service to the Company if the Insider is in possession of Material Nonpublic Information obtained in the course of his or her association with the Company, until that information has become public or is no longer material.

2.8	If an Insider’s last day of employment falls in a Black-Out Period, the Insider may not Trade in the Company’s Securities until the end of that Black-Out Period.

If an individual comments on stock price movement or rumors to anyone outside the Company, or discloses Material Nonpublic Information to a third party, he or she is obligated to inform the Compliance Officer within 24 hours by e-mail and to provide detailed information about what comment or disclosure has been made and to whom it has been made. All written communication directed to the Compliance Officer must be send to compliance@interxion.com. This obligation exists in case the comments or disclosure are made in breach of this Policy as well as in case they are made for a bona fide reason (such as disclosure under a confidentiality / non-disclosure agreement).

3	Exceptions

An exception to the trading restrictions described in this Policy is available for transactions entered into pursuant to a binding, written contract, instruction or plan and any proposed amendment, suspension or termination thereof to purchase or sell Securities that complies with Rule 10b5-1(c) of the U.S. Securities Exchange Act of 1934, and such contract, instruction or plan was adopted during an open trading window and while the individual was not in possession of Material Nonpublic Information. Before executing, amending, suspending or terminating the written contract, instruction or plan and any proposed amendment, suspension or termination thereof, an final execution copy of such written contract, instruction or plan and any proposed amendment, suspension or termination thereof must be provided to and approved by the Compliance Officer and a final executed copy of such contract, instruction or plan and any proposed amendment, suspension or termination thereof shall be provided to the Compliance Officer immediately after execution.

Please note that the Company cannot guarantee and makes no representation that contracts, instructions or plans intended or designed to take advantage of Rule 10b5-1 of the Securities Exchange Act of 1934 will prevent civil or criminal liability under state or federal Insider Trading laws. Rule 10b5-1 purports to protect insiders from federal Insider Trading liability when purchases and sales are made pursuant to contract, instructions or plans that comply with such rule. Some state and jurisdictions do not provide such protection even though the protection may be available on the United States federal level. Persons electing to purchase or sell Securities pursuant to these plans do so at their own risk.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

The prohibition on Trading in the Company’s Securities does not apply to the exercise of stock options for cash under our stock option plan (but not the sale of any such shares issued upon such exercise or purchase and not a cashless exercise (accomplished by a sale of a portion of the shares issued upon exercise of an option)).

4	Pre-clearance of Trades/Suspension of Trading

4.1	Insiders Requiring Pre-Clearance. Certain Insiders must contact the Compliance Officer to obtain “pre-clearance” at any time prior to buying or selling the Company’s Securities. Individuals subject to this pre-clearance requirement are:

4.1.1	All Directors (as defined in Section 6 below) and all Senior Officers (as defined in Section 6 below).

4.1.2	Other Restricted Persons.

(i)	From time to time we may notify other persons that they are subject to the pre-clearance requirement if we believe that, in the normal course of their duties, they are likely to have regular access to Material Nonpublic Information (“Other Restricted Persons”).

(ii)	Occasionally, certain individuals may have access to Material Nonpublic Information for a limited period of time. During such a period, such persons may be notified that they are also subject to the pre-clearance procedure.

4.2	Suspension of Trading. From time to time, the Compliance Officer may recommend that Directors, Senior Officers and others suspend Trading in the Company’s Securities because of developments that have not yet been disclosed to the public. All those affected should not trade in the Company’s Securities while the suspension is in effect, and should not disclose to others that we have suspended trading for certain individuals.

5	Reporting of Transactions

5.1	Directors, Senior Officers and Managers (as defined in Section 6 below) are obliged to notify the Dutch Authority for the Financial Markets (Autoriteit Financiele Markten, the “AFM”) of all transactions conducted for his own account relating to our Securities. The AFM must be notified within five days following the transaction date. Notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year.

5.2	In addition, the reporting requirement described under 5.1 applies to persons that are closely connected to Directors, Senior Officers and Managers and includes;

(i)	spouses, registered partners or life companions of a director or senior manager or other persons cohabiting with a Director, Senior Officer or Manager as if they were married or as if they had registered their partnership;

(ii)	children falling under the authority or placed under the guardianship of a Director, Senior Officer or Manager and for whom a Director, Senior Officer or Manager has been appointed guardian;

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

(iii)	other blood or other relatives of a Director, Senior Officer or Manager who, on the date of the transaction concerned, have formed a joint household with the Director, Senior Officer or Manager for at least 12 months; and

(iv)	a legal entity, trust or partnership whose managerial responsibility lies with a Director, Senior Officer or Manager and that was incorporated or founded for the benefit of the Director, Senior Officer or Manager or whose economic interests are essentially equal to those of the Director, Senior Officer or Manager.

6	Definitions

6.1

Black-Out Periods. The four Black-Out Periods begin when the New York Stock Exchange (“NYSE”) closes on the 15th of the last month of each calendar quarter, and end when two full trading days have passed on the NYSE after we announce our results for the preceding fiscal period. If the 15th of the month falls on a weekend or NYSE holiday, the Black-Out Period will start when the NYSE closes on the last trading day prior to the weekend or NYSE holiday. Assuming the NYSE is open each day, below is an example of when an individual can trade, depending at what point during the day an announcement is made:

Announcement on Tuesday	Black-Out Period Ends

Before Market Opens	Thursday

While Market is Open	Friday

After Market Closes	Friday

6.2	Board. The board of directors of the Company as constituted from time to time.

6.3	Directors. Directors are the persons (both the executive and non-executive directors) who are on the Board.

6.4	Insiders. The Company’s “Insiders” are:

(i)	Directors, Senior Officers and Managers;

(ii)	consultants and other persons associated with the Company including distributors, sales agents and joint venture partners, who receive or have access to the Company’s Material Nonpublic Information; and

(iii)	household and immediate family members (spouse and children) of those listed in (i) and (ii).

6.5	Insider Trading. Insider Trading includes (i) Trading in Securities while in possession of Material Nonpublic Information and (ii) the disclosure of Material Nonpublic Information to others who then Trade in Securities.

6.6	Managers. Managers are persons with (i) the authority to make decisions affecting the Company’s future developments and business prospects and (ii) access to Material Nonpublic Information relating directly or indirectly to the Company. It is each employee’s responsibility to determine if he or she is a Manager. The Company is not responsible for designating Managers.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

6.7	Material Nonpublic Information. Information is deemed to be “Material Nonpublic Information” if it is not available to the general public and which could influence a reasonable investor in making a decision to buy, sell or hold Securities. Either positive or negative information may be material.

While it is not possible to define all categories of material information, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

•	Financial results, both local and consolidated;

•	Projections of future earnings or losses, both local and consolidated;

•	News of a contemplated, pending or proposed merger;

•	News of the disposition or acquisition of significant assets, both local and consolidated;

•	Impending bankruptcy or financial liquidity problems;

•	Significant developments involving customer or other corporate relationships, both local and consolidated;

•	Changes in dividend policy;

•	New service announcements of a significant nature;

•	Significant pricing changes;

•	Stock splits;

•	New equity or debt offerings;

•	Significant litigation exposure due to actual or threatened litigation;

•	Changes in senior management;

•	Buy-back of shares; and

•	Significant changes in credit facilities.

Nonpublic Information will only be considered to be public after two full trading days have passed on the NYSE following the date when the information is disclosed publicly by doing one or more of the following:

•	Press release;

•	SEC Filing;

•	Website posting;

•	Notification to bondholders; or

•	Publicly available filing with Dutch or local authorities.

6.8	Securities. Securities include ordinary shares, common stock, preferred stock, options to purchase common stock, warrants, convertible debentures, derivative securities and other securities whose value is (in whole or in part) determined by the value of the aforementioned securities (as applicable).

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

6.9	Senior Officers. Employees of the Company that report directly to the Company’s Chief Executive Officer.

6.10	Trading. The terms “Trading” and “Trade” include buying, selling, converting, awarding and exercising Securities (including executing, realizing or attempting to execute or realize any of the aforementioned transactions, wherever executed, realized or attempted) but do not include declaring or making dividends, distributions-in-kind, bona fide gifts, donations or similar transfers for which no value is received.

7	Potential Criminal And Civil Liability And/Or Disciplinary Action

7.1	Individual Responsibility.

The matters set forth in this Policy are guidelines only and Insiders should exercise appropriate judgment in connection with all Trading in the Company’s Securities. Insiders are expected to remain familiar with, and comply with, all applicable laws and regulations. If there are any inconsistencies between this Policy and the laws in an Insider’s region, then the local laws will apply to the extent of the inconsistency. Insiders should also be aware that criminal, administrative and civil sanctions can vary from jurisdiction to jurisdiction and that, in some circumstances, laws of a particular country may apply to individuals on an extraterritorial basis.

Trading in Securities outside the Black-Out Periods should not be considered a “safe harbor”, but, assuming the absence of Material Nonpublic Information, the period for trading in the Company’s Securities with the least risk of non-compliance with applicable securities law is generally the first ten trading days after the end of a Black-Out Period.

7.2	Potential Sanctions.

7.2.1	Liability for Insider Trading. Pursuant to United States federal securities laws as well as Dutch Financial Supervision laws, Insiders may be subject to criminal, administrative and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s Securities at a time when they have knowledge of Material Nonpublic Information.

7.2.2	Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading Securities. The U.S. Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the NYSE and the Financial Industrial Regulatory Authority use sophisticated electronic surveillance techniques to uncover Insider Trading.

7.2.3	Possible Disciplinary Actions. Individuals who violate this Policy, or any applicable laws and regulations, will be subject to disciplinary action, which may include ineligibility for future participation in our equity incentive plans or termination of employment.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN

8	Compliance Officer

8.1	Identity of Compliance Officer. The Company’s Compliance Officer is the Senior Vice President - Legal. The Board may, in its sole discretion, change the Compliance Officer from time to time. All written communication regarding this Policy or related compliance matters must be sent to compliance@interxion.com.

8.2	Duties of Compliance Officer. The duties of the Compliance Officer, or his or her designee, which may be executed on the advice of counsel, shall include, but not be limited to:

8.2.1	Identifying and notifying Other Restricted Persons;

8.2.2	Pre-clearing all Securities transactions by all Insiders Requiring Pre-Clearance to determine compliance with this Policy, Insider Trading laws and other applicable securities laws and regulations;

8.2.3	Circulating this Policy (and/or a summary) to all (potential) Insiders, including the Directors and Senior Officers, and providing this Policy and other appropriate materials to new Senior Officers, Directors and others who have, or may have, access to Material Nonpublic Information;

8.2.4	Assisting the Company in implementing this Policy; and

8.2.5	Compliance activities with respect to Rule 144 sales of the Company’s Securities.

It is not part of the duties of the Compliance Officer to:

(i)	assess the start and finish of safe harbor periods as referred to in section 7.1;

(ii)	assess whether information is Material Nonpublic;

(iii)	assess whether a company falls under the description of section 2.2;

(iv)	assess whether an employee receives or has access to the Company’s Material Nonpublic Information and is therefore considered to be an Insider;

(v)	notify the AFM of transactions performed by Directors, Senior Officers and Managers.

9	Twenty-Twenty Hindsight

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction an Insider should carefully consider how authorities and others might view the transaction in hindsight. Again, in the event of any questions or uncertainties about the Policy, please consult the Compliance Officer.

INTERXION HOLDING N.V. 2013 INTERNATIONAL EQUITY BASED INCENTIVE PLAN